Exhibit 99.5

FORM OF TOMBSTONE ADVERTISEMENT

This notice is neither an offer to purchase nor a solicitation of an offer to sell common shares of Cosan S.A. Indústria e Comércio (“Cosan”).The exchange offer is made solely by the Registration Statement on Form F-4 of Cosan Limited (the “Company”) dated                   , 2008 (the “Prospectus”). The Prospectus is intended solely for, and may be used solely by, holders of Cosan shares resident in the United States and holders of shares of a Holding Entity (as defined below). Separate offering materials for all other holders of Cosan shares who want to tender their Cosan shares in the exchange offer are being published concurrently in Brazil. The exchange offer is not being extended to, nor will tenders be accepted from or on behalf of, holders of Cosan shares in any jurisdiction in which the extending or acceptance of the exchange offer would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the Company by Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários, the Brazilian broker that the Company has appointed for purposes of the exchange offer (the “Brazilian Broker”), or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer To Exchange Common Shares

of

COSAN S.A. INDÚSTRIA E COMÉRCIO

for

Class A Common Shares or Class B Series 2 Common Shares

of

COSAN LIMITED

Upon the terms and subject to the conditions set forth in the Prospectus, the Company, a limited liability company formed under the laws of Bermuda, is offering to exchange one share of its class A common shares for each outstanding share of Cosan common shares (“Cosan shares”) that is not owned by the Company or one of its affiliates or, at the option of the holder, but solely in the case of a person who was a holder of record of Cosan shares as of the close of trading on July 26, 2007, as reflected in the books and records of either Banco Itaú S.A. (“Banco Itaú”), the depositary for the Cosan shares or Companhia Brasileira de Liquidação e Custódia (“CBLC”), or an affiliate of such a person to whom such Cosan shares held as of the close of trading on July 26, 2007 have been transferred (each, a “July Cosan Shareholder”), one share of the Company’s class B series 2 common shares. The Company is also offering to exchange for its class A common shares or, under the circumstances described below, its class B series 2 common shares, the shares of any entity that is not a resident of Brazil, has no assets other than Cosan shares or shares of one or more companies whose sole assets are Cosan shares, has not engaged, directly or indirectly, in any business other than the holding of the Cosan shares, has no, direct or indirect, liabilities, contingent or otherwise, and that, directly or indirectly, individually or part of a group, holds its Cosan shares as an investment under Brazilian law No. 4,131/62 (each, a “Holding Entity”). Upon the terms and subject to the conditions set forth in the Prospectus, the Company is offering to exchange for all of the shares of any Holding Entity (1) the number of the Company’s class A common shares that the Holding Entity would have received in the exchange offer if it had elected to exchange all of its Cosan shares for the Company’s class A common shares or (2) at the option of the tendering shareholder, but solely in the case of a person tendering shares of a Holding Entity that is a July Cosan Shareholder, the number of the Company’s class B series 2 common shares that the Holding Entity would have received in the exchange offer if it had elected to tender all of its Cosan shares in exchange for the Company’s class B series 2 common shares. In this notice, (1) Cosan shares and the shares of Holding Entities are referred to as “Qualifying Shares”, and (2) holders tendering the shares of a Holding Entity and holders who hold their Cosan shares, directly or indirectly, as an investment under Brazilian law No. 4,131 and who are tendering their Cosan shares directly in the exchange offer, are referred to collectively as “Law 4,131 Holders”.

THE EXCHANGE OFFER CAN BE ACCEPTED UNTIL 5:00 P.M., NEW YORK TIME (6:00 P.M., SÃO PAULO TIME) ON APRIL 11, 2008 (THE “EXPIRATION DATE”). HOWEVER, DUE TO THE TIME REQUIRED IN BRAZIL, FOR THE ADMINISTRATIVE PROCESSING OF THE U.S. FORMS OF ACCEPTANCE AND OTHER OFFER DOCUMENTATION, TO VALIDLY TENDER QUALIFYING SHARES IN THE EXCHANGE OFFER, A SHAREHOLDER MUST DELIVER SUCH SHAREHOLDER’S DULY COMPLETED AND SIGNED U.S. FORM OF ACCEPTANCE AND OTHER REQUIRED DOCUMENTS TO BANCO SANTANDER S.A. (THE “INTERMEDIARY INSTITUTION”) BY 5:00 P.M., NEW YORK TIME (6:00 P.M., SÃO PAULO TIME) ON APRIL 4, 2008 (THE “SUBMISSION DEADLINE”). IF SUCH DOCUMENTATION IS DELIVERED TO THE INTERMEDIARY INSTITUTION IN THE PERIOD BETWEEN THE SUBMISSION DEADLINE AND THE EXPIRATION DATE, ALL REASONABLE EFFORTS WILL BE MADE TO PROCESS SUCH SHAREHOLDER’S TENDER OF QUALIFYING SHARES PRIOR TO THE EXPIRATION DATE, HOWEVER NO ASSURANCE CAN BE GIVEN THIS WILL BE POSSIBLE AND THE QUALIFYING SHARES TENDERED PURSUANT TO SUCH DOCUMENTATION MAY BE EXCLUDED FROM THE EXCHANGE OFFER.

In accordance with applicable Brazilian regulations, the Cosan shares held under Resolution No. 2,689/00 of the National Monetary Council of Brazil (“Resolution 2,689”) to be exchanged in the exchange offer will be tendered and exchanged through an auction (the “Auction”) on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or “BOVESPA”, that is currently scheduled to occur at 3:00 p.m., New York time (4:00 p.m., São Paulo time) on April 14, 2008 (the “Auction Date”). Shares tendered in the exchange offer by Law 4,131 Holders will not be purchased and exchanged through the Auction, but in a separate transaction taking place outside of the BOVESPA.

Shareholders who wish to tender Cosan shares held under Resolution 2,689 in the exchange offer must (i) contact and register with the Brazilian Broker or with any other broker authorized to conduct trades on the São Paulo Stock Exchange, (ii) present certain required documentation, including a U.S. form of acceptance, (iii) pay certain fees charged by the São Paulo Stock Exchange and CBLC, (iv) cause their shares to be transferred to the respective accounts established by CBLC for purposes of the exchange offer and (v) ask the broker to tender their Cosan shares in the Auction on their behalf. To tender Cosan shares in the Auction, brokers must, no later than 12:00 p.m. New York time (1:00 p.m., São Paulo Time), on the Auction Date, register such shares through the BOVESPA’s electronic trading system. Law 4,131 Holders wishing to tender their shares in the exchange offer must (i) contact and register with the Brazilian Broker, (ii) present a U.S. form of acceptance together with all documentation required under applicable law to evidence the transfer to the Company of the Qualifying Shares being tendered and any other documentation required by the U.S. form of acceptance and (iii) ask the Brazilian Broker to tender their shares in the exchange offer on their behalf. Shareholders are urged to consult the Prospectus for further information in respect of the procedures they should follow to validly tender their Qualifying Shares in the exchange offer.

Holders who hold Cosan shares that are subject to securities lending or rental arrangements under the terms of applicable Brazilian regulations, particularly CVM Instruction 441, may be required to take certain additional actions if they wish to participate in the exchange offer. Under the terms of such regulations, while a lending or rental of shares transfers full ownership of the loaned or rented shares to the person to whom the shares are rented or loaned, only the lender or lessor of the shares is authorized to act in connection with the exchange offer. Accordingly, only the lender or lessor may decide whether or not to tender shares in the exchange offer or execute and deliver a U.S. form of acceptance and other documentation required in connection with the exchange offer. Holders to whom Cosan shares have been loaned or rented who want to participate in the exchange offer must either settle and not renew their lending or rental transactions in time to comply with the exchange offer deadlines or make arrangements to have the lender or lessor of those shares act on their behalf in connection with the exchange offer. Holders who hold Cosan shares that are subject to put or call options should also consider what arrangements they should make in order to be able to participate in the exchange offer, and how the exchange offer otherwise impacts on such options.

Any shareholder who has tendered their Qualifying Shares in the exchange offer may withdraw such tender at any time prior to 12:00 p.m. New York time (1:00 p.m., São Paulo time) on the Auction Date. For a withdrawal to be effective, a shareholder must send a signed written or facsimile transmission notice of withdrawal which must be received by the Brazilian Broker or other broker through which such shareholder tendered their shares, as applicable, at the address set forth below or at the address provided by such other broker, and the Brazilian Broker or other broker must withdraw the order to tender the shares before 12:00 p.m., New York time (1:00 p.m., São Paulo time) on the Auction Date.

In accordance with the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM”, if more than one-third but less than two-thirds of the common shares held by existing minority shareholders of Cosan are tendered in the exchange offer, the Company will only exchange common shares representing one-third of the Cosan shares held by existing minority shareholders, on a pro rata basis. However, if more than two-thirds of the common shares held by existing minority shareholders of Cosan are tendered in the exchange offer, the Company will accept for exchange all Cosan shares tendered. If less than one-third of the common shares held by existing minority shareholders of Cosan are tendered in the exchange offer, the Company will accept for exchange all Cosan shares tendered. For purposes of determining the number of Cosan shares tendered pursuant to the exchange offer and for purposes of determining proration, the Company will treat the tender of the shares of a Holding Entity as a tender by that Holding Entity of the total number of Cosan shares held by the Holding Entity.

Subject to the applicable rules and regulations of the CVM, BOVESPA and the Securities and Exchange Commission (“SEC”), the Company may extend the exchange offer at any time and for any reason, including if, at the time the exchange offer is scheduled to expire (including at the end of an earlier extension), any of the exchange offer conditions is not satisfied (or waived by the Company) or if the Company is required to extend the exchange offer by the rules of the CVM, BOVESPA or the SEC. During any extension of the exchange offer, all shares previously tendered and not withdrawn will remain subject to the terms of the exchange offer, including the right of a tendering holder to withdraw their shares from the exchange offer. An extension of the exchange offer will require the approval of the CVM.

If more than two-thirds of the common shares held by existing minority shareholders of Cosan are tendered in the exchange offer, under Brazilian law the Company will be required, for an additional three-month period, to provide non-tendering Cosan existing minority shareholders another opportunity to tender their Cosan shares at the exchange ratios established for the exchange offer for class A common shares or, solely for Cosan’s existing shareholders of record as of July 26, 2007, class B series 2 common shares. Additionally, if, upon completion of the exchange offer, more than two-thirds of the common shares held by existing minority shareholders of Cosan are validly tendered in the exchange offer, the Company intends delist the Cosan shares from the Novo Mercado segment of the BOVESPA, but Cosan would continue to be bound by the CVM rules and would continue to be a publicly traded company.

The rights of a shareholder of Cosan are governed by Brazilian law. Since the Company is a Bermuda company, if a shareholder tenders their shares in the exchange offer, then their rights as a shareholder will be governed by Bermuda law. There are numerous differences between the rights of a shareholder in the Company, as a Bermuda company, and the rights of a shareholder in Cosan, as a Brazilian company. A summary of certain of the material differences is set forth in the Prospectus. Additionally, a shareholder’s rights will vary depending on which class of the Company’s shares they elect to receive in the exchange offer. Holders of class B common shares will be entitled to 10 votes per share as compared to one vote per share in the case of class A common shares. Currently, the Company’s controlling shareholder holds indirectly all of its issued class B common shares, and thus holds 90.1% of the aggregate voting power in the Company and 48.7% of its issued and outstanding share capital and has the power to elect all of its directors and determine the outcome of substantially all matters submitted to its shareholders for a vote or other approval. The controlling shareholder will have its voting power and capital stock percentages reduced if shares are exchanged under the exchange offer. The measurement of this reduction will depend on the final results of the exchange offer. However, considering Cosan’s capital increase, duly approved during its general shareholders meeting held on December 5, 2007, the controlling shareholder will have at least 47.8% of the aggregate voting power in the Company and 31.2% of its issued and outstanding share capital. A shareholder that exchanges Qualifying Shares in the exchange offer will become a minority shareholder in a company controlled by its controlling shareholder.

An exchange pursuant to the exchange offer should be treated as an exchange pursuant to a plan that qualifies as a tax-free incorporation under section 351 of the U.S. Internal Revenue Code of 1986. Accordingly, a U.S. Holder (as defined in the Prospectus) who exchanges Qualifying Shares for shares of the Company pursuant to the exchange offer should not recognize gain or loss for U.S. federal income tax purposes. If the exchange offer were not treated as an exchange of shares pursuant to an overall plan governed by section 351, however, the exchange of Qualifying Shares for shares of the Company would be taxable to U.S. Holders. There is no settled jurisprudence with respect to the tax treatment of the exchange offer under Brazilian law, and no agreement as to the final tax treatment has been entered into with the Brazilian tax authorities. If it was determined that the exchange of shares in the exchange offer did result in a taxable gain, shareholders registered in accordance with Resolution 2,689 would not be adversely affected, since the shares they tender in the exchange offer will be purchased and exchanged through an auction on the São Paulo Stock Exchange, and in such a transaction, such shareholders would be exempt from tax in Brazil, unless the shareholder is resident in a tax haven. For these purposes, a tax haven is a country or other location where income is not taxed or is taxed at rates lower than 20%, or the legislation of which imposes secrecy with respect to the shareholders of legal entities. At the present time there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its shareholders (other than shareholders ordinarily resident in Bermuda) in respect of the Company’s shares. Shareholders are urged to consult the Prospectus and their own tax advisors with respect to their personal tax consequences of the exchange offer, which may vary for shareholders in different tax situations.

The Prospectus contains a description of the accounting treatment of the exchange offer.

The exchange offer is the third stage in a broader reorganization of the Company and its controlling and controlled companies, designed to position it to take advantage of favorable global industry trends and opportunities in the ethanol and sugar markets through a global platform. The

Company was incorporated in Bermuda on April 30, 2007 in preparation for the reorganization, which is comprised of certain corporate reorganization transactions and its recent global offering.

The information required to be disclosed by paragraph (d)(i) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Prospectus and is incorporated herein by reference.

Cosan has provided the Company with its shareholder lists maintained by Banco Itaú and CBLC. The Prospectus and the accompanying U.S. form of acceptance and other relevant materials will be mailed by the Company to the U.S. resident record holders of Cosan shares whose names appear on the shareholder lists provided by the Company, and holders of Holding Entity shares, and will be furnished, for subsequent transmittal to the U.S. resident beneficial owners of Cosan shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists. The Company will also mail the exchange offer materials, at its expense, to any registered or beneficial U.S. resident holder, or holder of Holding Entity shares, that requests a copy of the exchange offer materials.

The Prospectus and the related U.S. form of acceptance contain important information. Shareholders should carefully read both in their entirety before any decision is made with respect to the exchange offer.

Requests for copies of the exchange offer materials may be directed to the Intermediary Institution or the Information Agent set forth below, and copies will be furnished promptly at the Company’s expense.

The Intermediary Institution for the exchange offer is:

Banco Santander S.A.
c/o Santander Investment Securities Inc.
45 East 53rd Street
New York, NY 10022
9th Floor Operations
Attention: Neil Iorio, Vincent Valenza and Julio Toro
Ref: Santander Brasil S/A Corretora de Títulos e Valores Mobiliários (Cosan tender)

Telephone:	U.S.: (866) 215-3028
Brazil: (55)(11) 3012-6070

Telephone hours of operation: 8:00 a.m. – 11:00 a.m. New York time (9:00 a.m. – 12:00 p.m. São Paulo time) and
      1:00 a.m. – 5:00 p.m. New York time (2:00 p.m. – 6:00 p.m. São Paulo time)

The Information Agent for the exchange offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Banks and brokers call:	U.S.: (212) 269-5550
All others call toll free:	U.S.: (800) 848-3416

The Company’s Brazilian broker for the exchange offer is:

Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários
Broker member of the São Paulo Stock Exchange
Rua Hungria, No. 1400, CEP 01455-000
Sao Paulo/SP – Brasil
Attention: Camila Palma Bittencourt
Ref: OPA Cosan

Telephone:	U.S.: (866) 215-3028
Brazil: (55)(11) 3012-6070

Telephone hours of operation: 8:00 a.m. – 11:00 a.m. New York time (9:00 a.m. – 12:00 p.m. São Paulo time) and
      1:00 a.m. – 5:00 p.m. New York time (2:00 p.m. – 6:00 p.m. São Paulo time)

                              , 2008